[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR END DECEMBER 31, 1996


     A. Full title of the plan and address if different from that of the issuer named below:

                PROFIT SHARING AND SAVINGS PLAN OF
                REPUBLIC NATIONAL BANK OF NEW YORK

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Republic New York Corporation
                       452 Fifth Avenue
                    New York, New York 10018


                     REQUIRED INFORMATION

The Profit Sharing and Savings Plan of Republic National Bank of New York (the "Plan") is subject to ERISA and therefore is filing the financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA, as of December 31, 1996 and 1995, as an exhibit to this report. Such Plan financial statements and schedules include an Independent Auditor's Report thereon.


                        SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits and Compensation Committee of the Board of Directors of Republic National Bank of New York (as administrator of the Plan) has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            PROFIT SHARING AND SAVINGS PLAN OF
                            REPUBLIC NATIONAL BANK OF NEW YORK

                       By:  William F. Rosenblum, Jr.
                            ---------------------------------
                            William F. Rosenblum, Jr.,
                            Secretary, Employee Benefits
                            and Compensation Committee

Dated: June 27, 1997


                     EXHIBIT INDEX

Exhibit No.       Description of Exhibit
-----------       ----------------------
    23            Consent of KPMG Peat Marwick LLP

    99            Profit Sharing and Savings Plan of
                  Republic National Bank of New York
                  Financial Statements and Schedules
                  December 31, 1996 and 1995 (with
                  Independent Auditor's Report thereon).